Exhibit 99.1

CI Financial to Access Specialized Services for Affluent Investors Through New York Private Bank & Trust

TORONTO & NEW YORK--(BUSINESS WIRE)--February 26, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, and New York Private Bank & Trust, parent company of Emigrant Bank (“Emigrant”), today announced an agreement under which specialized services for ultra-high-net-worth investors provided by Emigrant’s subsidiaries will be offered to CI’s U.S. wealth management businesses.

Services include Delaware trust administration services, personal property and casualty insurance services specifically designed for high-net-worth individuals and families, and financing and advisory services for fine art and other collectible “passion” assets.

“We are pleased to work with Emigrant to access these unique solutions on behalf of our clients across the United States,” said Kurt MacAlpine, CI Chief Executive Officer. “Emigrant’s extensive experience in finance and wealth management gives them a clear understanding of the complex needs of high-net-worth and ultra-high-net-worth clients, and the Emigrant group has assembled highly qualified, expert teams to deliver exceptional service and support to clients.”

“Both Emigrant and CI appreciate the value of advice and the importance of supporting advisors in providing the clients with the best possible personalized solutions in investment, wealth and estate planning and risk management,” said Karl H. Heckenberg, Vice Chairman of Emigrant. “We’re thrilled to expand the market for our differentiated services for ultra-high-net-worth investors through this relationship.”

Starting in 2020, CI has established a significant presence in U.S. wealth management, reaching a total of US$23 billion in assets through 13 registered investment advisor (“RIA”) acquisitions (including transactions by CI-affiliated RIAs). CI also recently announced an agreement to acquire Segall Bryant & Hamill, LLC, a Chicago-based RIA and asset management firm, in a transaction that is expected to increase CI’s U.S. assets to US$46 billion.*

About Emigrant Bank

Emigrant Bank was founded in 1850 to serve the financial needs of a growing America and a dynamic emigrant population. Emigrant Bank is the largest privately held, family-owned and operated bank in America, offering fully integrated banking, custom lending, insurance services and trust administration services to meet the needs of wealthy individuals, families, endowments, foundations and corporations, directly and through its various subsidiaries, including Emigrant Capital, New York Private Trust, Emigrant Fine Art Finance, Personal Risk Management, Abacus Finance, Galatioto Sports Partners, New York Private Finance and Emigrant Partners.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$232 billion (US$181 billion) in client assets as at January 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. For more information, please visit www.cifinancial.com.

* Assets as at January 31, 2021; projections based on January 31, 2021 asset levels.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of SBH will be completed and its asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Hope Sander, Gregory FCA for CI Financial
610-608-4881
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com